UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 16, 2006 (February 10, 2006)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**000-51293**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01   Completion of Acquisition or Disposition of Assets.

On February 10, 2006, Behringer Harvard REIT I, Inc. (which may be referred to herein as the "Registrant," "we," "our" and "us") acquired a forty-story office building containing approximately 1,024,627 rentable square feet located on approximately 2.242 acres of land in Fort Worth, Texas ("Burnett Plaza") through Behringer Harvard Burnett Plaza LP, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, our operating partnership. The total contract purchase price for Burnett Plaza, exclusive of closing costs and initial escrows, was $172 million. We assumed borrowings of $114.2 million under a loan agreement (the "Burnett Plaza Loan Agreement") with Bank of America, N.A. (the "Burnett Plaza Lender") to pay a portion of the contract purchase price and paid the remaining amount from proceeds of our offering of common stock to the public. For a description of the Burnett Plaza Loan Agreement, see Item 2.03 below. The Burnett Plaza Loan Agreement has also been filed as Exhibit 99.2 to this Current Report on Form 8-K.

The purchase price for the transaction was determined through negotiations between Burnett Plaza Associates, L.P. (the "Seller") and Behringer Advisors LP, our advisor, and its affiliates. Neither we nor our advisor is affiliated with the Seller. In evaluating Burnett Plaza as a potential acquisition and determining whether the amount of consideration to be paid was appropriate, a variety of factors were considered, including overall valuation of net rental income (defined as revenues from the tenants from rent and expense reimbursements less Burnett Plaza's actual operating expenses), expected capital expenditures, costs of physical plant maintenance, location, environmental issues, demographics, quality of tenants, length of leases, price per square foot and occupancy. Our advisor believes that Burnett Plaza is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained, adequately insured and has been professionally managed.

Burnett Plaza, which was originally constructed in 1983, is approximately 97% leased and includes the following major tenants: AmeriCredit Financial Services, Inc. ("AmeriCredit"); Burlington Resources Oil and Gas Company, L.P. ("Burlington"); and the U.S. Department of Housing and Urban Development ("HUD").

AmeriCredit, a national independent auto finance company, leases approximately 238,303 square feet of Burnett Plaza for an annual rent of approximately $4.4 million under a lease that expires in May 2011 with two five-year renewal options available.

Burlington, a company that engages in the world-wide exploration, development, production and marketing of crude oil and natural gas, leases approximately 198,539 square feet of Burnett Plaza for a current annual rent of approximately $3.1 million under a lease that expires in June 2013 with no renewal options available.

HUD, a U.S. General Services Administration agency that works to increase homeownership and promote affordable housing throughout the United States, leases approximately 102,418 square feet of Burnett Plaza for an annual rent of approximately $1.9 million under a lease that expires in September 2013 with no renewal options available.

We have contracted with Brandywine Realty Trust, an affiliate of the Seller, to manage, operate, lease and supervise the overall maintenance of Burnett Plaza. As compensation for its services, Brandywine Realty Trust is entitled to reimbursements for its out-of-pocket costs and on-site personnel costs and a property management fee equal to 3% of the monthly gross revenues from Burnett Plaza.

In addition, our affiliate, HPT Management Services LP, will receive an annual asset management fee equal to 0.6% of the asset value.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

We assumed the Burnett Plaza Loan Agreement on February 10, 2006. The interest rate under the loan is fixed at 5.0163% per annum. Initial monthly payments of interest only are required through

April 2008, with monthly payments of principal and interest required beginning May 2008 and continuing through to the maturity date, April 1, 2015. Prepayment, in whole or in part, is not permitted.

Item 9.01   Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.

Because it is impracticable to provide the required financial statements for the acquired real property described above at the time of this filing, and no financial statements (audited or unaudited) are available at this time, we hereby confirm that the required financial statements will be filed on or before April 28, 2006, by amendment to this Form 8-K, which date is within the period allowed to file such an amendment.

(b) Pro Forma Financial Information.

See Paragraph (a) above.

(d)   Exhibits.

99.1	Press Release of Behringer Harvard REIT I, Inc.
99.2	Loan Agreement between Bank of America, N.A. and Burnett Plaza Associates, L.P., dated March 22, 2005
99.3	Promissory Note made between Bank of America, N.A. and Burnett Plaza Associates L.P., dated March 22, 2005
99.4	Deed of Trust, Assignment of Leases and Rents and Security Agreement by Burnett Plaza Associates L.P., as borrower in favor of Bank of America, N.A, dated March 22, 2005
99.5	Loan Assumption and Substitution Agreement between Behringer Harvard Burnett Plaza LP, Behringer Harvard REIT I, Inc., Burnett Plaza Associates, L.P., in favor of LaSalle Bank National Association, as Trustee, and REMIC Administrator for Banc of America Commercial Mortgage, Inc. and Brandywine Acquisition Partners, L.P.
99.6	Purchase and Sale Agreement between Burnett Plaza Associates, L.P. and Harvard Property Trust, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEHRINGER HARVARD REIT I, INC.

Dated: February 16, 2006   By: /s/ Gary S. Bresky
                                                  Gary S. Bresky
                                                  Chief Financial Officer

EXHIBIT INDEX

99.1   Press Release of Behringer Harvard REIT I, Inc.

99.2   Loan Agreement between Bank of America, N.A. and Burnett Plaza Associates, L.P., dated March 22, 2005

99.3   Promissory Note made between Bank of America, N.A. and Burnett Plaza Associates L.P., dated March 22, 2005

99.4   Deed of Trust, Assignment of Leases and Rents and Security Agreement by Burnett Plaza Associates L.P., as borrower in favor of Bank of America, N.A, dated March 22, 2005

99.5   Loan Assumption and Substitution Agreement between Behringer Harvard Burnett Plaza LP, Behringer Harvard REIT I, Inc., Burnett Plaza Associates, L.P., in favor of LaSalle Bank National Association, as Trustee, and REMIC Administrator for Banc of America Commercial Mortgage, Inc. and Brandywine Acquisition Partners, L.P.

99.6   Purchase and Sale Agreement between Burnett Plaza Associates, L.P. and Harvard Property Trust, LLC